Report of Independent Auditors


Board of Directors and Stockholder
Select Asset Fund, Series 2, Inc.


We have audited the accompanying statement of assets and liabilities, including the portfolio of investments, of Select Asset Fund, Series 2, Inc. as of December 31, 1997, and the related statement of operations, the statement of changes in net assets, and the financial highlights for the year then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audit. The statement of changes in net assets of Select Asset Fund, Series 2, Inc. for the year ended December 31, 1996, and the financial highlights for each of the three years in the period then ended and for the period from April 28, 1993 (commencement of operations) to December 31, 1993 were audited by other auditors whose report dated February 14, 1997, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1997, by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1997 financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Select Asset Fund, Series 2, Inc. at December 31, 1997, the results of its operations, the changes in its net assets, and its financial highlights for the year then ended, in conformity with generally accepted accounting principles.


Ernst & Young LLP

Detroit, Michigan                                                      i
January 23, 1998

                                  Select Asset Fund, Series 2, Inc.

                                 Statement of Assets and Liabilities

                                             December 31, 1997


Assets
Investments, at fair value (cost $409,576,706)                    $814,908,541
Cash                                                                   825,375
Dividends receivable                                                 1,277,133
Prepaid expenses                                                        11,000
Total assets                                                       817,022,049

Liabilities
Common stock dividend payable                                      138,719,277
Accrued expenses                                                       146,044
Notes payable (Note 5)                                                 113,400
Accrued interest expense                                                 2,685
Total liabilities                                                  138,981,406
Net assets                                                        $678,040,643

Net assets are represented by:
  Common stock at par value, $.01 per share, 199,992,400 shares
     authorized, 71,071,001.64 shares issued and outstanding          $710,710
Additional paid-in capital                                         271,998,097
Net unrealized appreciation of investments                         405,331,836
Net assets                                                        $678,040,643

Net asset value per common shares outstanding                            $9.54

See accompanying notes.

                                  Select Asset Fund, Series 2, Inc.

                                       Statement of Operations

                                  For the year ended December 31, 1997


Investment income:
       Dividend income                                             $16,544,097
       Interest income                                                 339,750
Total investment income                                             16,883,847

Expenses:
  Administration fee (Note 2)                                          553,897
  Investment management fee (Note 2)                                    92,098
  Broker dealer fee on AMPS                                            488,236
  Rating agencies fees                                                  49,167
  Independent accountants                                               26,223
  Auction agent fee                                                     24,943
  Insurance                                                             16,365
  Directors fees and expenses                                           10,875
  Interest expense                                                       9,529
  Other expenses                                                         2,234
Total expenses                                                       1,273,567
Net investment income                                               15,610,280

Net realized and unrealized gains on investments:
  Net realized gain on investment                                  138,593,661
  Change in net unrealized appreciation of investments             114,877,968
Net increase in net assets resulting from operations              $269,081,909

See accompanying notes.

                                  Select Asset Fund, Series 2, Inc.

                                 Statement of Changes in Net Assets

                           For the years ended December 31, 1997 and 1996

                                                      1997            1996
From operations:
  Net investment income                            $15,610,280     $14,087,883
  Net realized gain on investments                 138,593,661     122,507,248
  Net change in unrealized appreciation
       of investments                              114,877,968       3,364,522
Increase in net assets resulting from operations   269,081,909     139,959,653

Dividends from net investment income:
  Auction market preferred stock                   (13,419,520)    (10,388,299)
  Common stock                                      (2,190,760)     (3,699,584)
                                                   (15,610,280)    (14,087,883)

Distributions from net realized gains:
  Common stock                                    (138,719,277)   (122,381,631)

Decrease in net assets resulting from
  distributions to stockholders                   (154,329,557)   (136,469,514)

Increase (decrease) from capital transactions:
  Issuance of auction market preferred stock        50,000,000     310,000,000
  Issuance of common stock                                   -      36,154,530
  Capital contribution from common stockholder     364,000,000               -
  Redemption of auction market preferred stock    (360,000,000)              -
  Distribution of capital to common stockholder   (285,896,935)   (490,818,932)
                                                  (231,896,935)   (144,664,402)
Total decrease in net assets                      (117,144,583)   (141,174,263)

Net assets:
  Beginning of year                                795,185,226     936,359,489
  End of year                                     $678,040,643    $795,185,226

See accompanying notes.

              Select Asset Fund, Series 2, Inc.

                Notes to Financial Statements

                      December 31, 1997


                                                           1
1.   Organization and Significant Accounting Policies

The  Select  Asset  Fund, Series 2,  Inc.  (the  "Fund")  is
registered as a diversified, closed-end management investment company under the Investment Company Act of 1940, as amended. The Fund commenced investment operations on April 28, 1993.

The Fund's objective is long-term capital appreciation with income as a secondary objective. The Fund's investments consist primarily of common stocks of large and medium capitalization U.S. companies. The Fund's investment portfolio must conform to certain rating agency asset coverage tests so long as the Fund has preferred stock outstanding.

The   following  is  a  summary  of  significant  accounting
policies consistently followed by the Fund in preparation of its financial statements.

Security Valuation

Investments in securities traded on a national securities exchange (or reported on the Nasdaq national market) are valued at the last reported sales price on the primary exchange. Temporary investments are valued at amortized cost which approximates fair value.

Security Transactions

Security transactions are accounted for on a trade date plus one business day basis which does not differ materially from a trade date basis. The cost of securities sold is determined using the identified cost method. Dividend income is recorded on ex-dividend date and interest income is recorded on the accrual basis.

Federal Income Taxes

It is the Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and distribute its taxable income to stockholders. Therefore, no provision for Federal income tax is required.

1.     Organization  and  Significant  Accounting   Policies
(continued)

Distribution of Income and Gains

The Fund distributes substantially all of its taxable income in excess of the dividends paid to the preferred stockholders to the common stockholder. Dividends to the common stockholder are declared and paid at least annually. Net realized capital gains, if any, are generally distributed annually.

The character of income and gains distributed is determined in accordance with income tax regulations which may differ from generally accepted accounting principles. Amounts distributed in excess of taxable income and net realized capital gains, if any, are considered a return of capital.

Use of Estimates

Estimates and assumptions are required to be made regarding assets, liabilities and changes in net assets resulting from operations when financial statements are prepared. Changes in the economic environment, financial markets and any other parameters used in determining these estimates could cause actual results to differ from these amounts.

2.   Related Party Transactions

A collective trust fund for employee benefit plans is the sole common stockholder of the Fund. Certain officers and directors of the Fund are affiliated with the common stockholder. No fees or expenses were paid to the affiliated officers and directors.

For the years ended December 31, 1997 and 1996, dividend and capital gain distributions to the common stockholder were $140,910,037 and $126,081,215, respectively.

During the years ended December 31, 1997 and 1996, return of capital distributions to the common stockholder amounted to approximately $285,900,000 and approximately $490,800,000, respectively.

During   1997,  the  common  stockholder  made   a   capital
contribution to the Fund in the amount of $364,000,000.

In June 1996, the Fund issued an additional $50 million of AMPS and issued 6,098,042.8 shares of common stock for $36,154,530.

Comerica Bank serves as both custodian and administrator for the Fund and receives a fee based on 0.06% of net assets outstanding at the end of the fiscal year. An affiliate of Comerica Bank serves as investment advisor to the Fund. The annual investment management fee is 0.01% of average equity investments. The administration and management fees are calculated, accrued and paid on a monthly basis.

3.   Investment Transactions

The aggregate cost of securities purchased and the aggregate proceeds of securities sold excluding short-term securities, for the year ended December 31, 1997 were $49,778,163 and $294,840,539, respectively.

As of December 31, 1997, the net unrealized appreciation of $405,331,836 is comprised of aggregate gross unrealized appreciation and depreciation of investments of $411,975,287 and $6,643,451, respectively.

4.   Auction Market Preferred Stock ("AMPS")

In  February  1997  and January 1996, the  Fund  issued  $50 million and $260 million of AMPS, respectively.

During 1997, the Fund redeemed 1000 shares of Series A, 1000 shares of Series B, 600 shares of Series C, 500 shares of Series D and 500 shares of Series E AMPS.

Each series of AMPS was redeemable at the option of the Fund in whole, but not in part, at a price of $100,000 per share plus accumulated and unpaid dividends. Dividends were cumulative from the date of original issue and were paid every 49 days at a rate set through Dutch Auction. The Fund was subject to certain asset coverage tests, and the AMPS were subject to mandatory redemption if the tests were not met.

In  addition, the AMPS were subject to mandatory  redemption if the Fund ceased to qualify as a regulated investment company or if Merrill Lynch, Pierce, Fenner & Smith Incorporated ceased to be the broker dealer. The liquidation value under mandatory redemption of the AMPS was $100,000 per share plus accumulated and unpaid dividends.

5.   Notes Payable

As of December 31, 1997, the Fund had $113,400 of principal notes outstanding to investors. The notes are due on April 28, 2018 and bear interest at a floating rate. The interest rate, which resets annually, is set at the one-year U.S. Treasury bill rate plus 2.50%. As of December 31, 1997, the Fund was paying interest at 8.54% per annum.

6.   Year 2000 (Unaudited)

Like other mutual funds, financial and business organizations and individuals around the world, the Fund could be adversely affected if the computer systems used by the advisor/administrator and other service providers do not properly process and calculate date-related information and data from and after January 1, 2000. This is commonly known as the "Year 2000 Problem". The advisor/administrator is taking steps that it believes are reasonably designed to address the Year 2000 Problem with respect to computer systems that it uses and to obtain reasonable assurances that comparable steps are being taken by the Fund's other major service providers. At this time, however, there can be no assurance that these steps will be sufficient to avoid any adverse impact to the Fund.


                                  Select Asset Fund, Series 2, Inc.

                                        Financial Highlights

                                          Year ended December 31,
                                   1997     1996     1995     1994  1993(1)
For a share of common stock outstanding
 throughout the period:
  Net asset value, beginning      $6.83   $14.41   $10.97   $11.42   $10.00
  Net investment income            0.21     0.20     0.52     0.46     0.35
  Net realized and unrealized gains
     (losses) on investments       3.57     1.77     6.00    (0.24)    1.25
Total from investment operations   3.78     1.97     6.52     0.22     1.60
Capital contribution               5.12        -        -        -        -
Less distributions from net investment income:
  Common stock equivalent of dividends
     paid to AMPS holders         (0.19)   (0.14)   (0.45)   (0.23)   (0.12)
  Dividends paid to common stock
     holder                       (0.03)   (0.06)   (0.05)   (0.38)   (0.06)
Less distributions from net realized gains:
  Common stock equivalent of distribution
     to AMPS holders                  -        -        -    (0.03)       -
  Distribution to common
    stockholder                   (1.95)   (1.80)   (0.54)   (0.03)       -
Less distributions from paid-in capital:
  Distribution of capital to
    common stockholder            (4.02)   (7.55)   (2.04)       -        -
Total distributions               (6.19)   (9.55)   (3.08)   (0.67)   (0.18)
Net asset value, end of period    $9.54    $6.83   $14.41   $10.97   $11.42

Total investment return           33.84%   13.67%   59.43%    1.93%   14.85%(2)
Ratios/supplemental data:
    Net assets at end of period $678,041 $795,185 $936,359 $886,412 $712,983
    Average net assets (000s)   $926,937 $860,368 $901,872 $846,485 $158,376
Ratio of expenses to average net
        assets applicable to
        common stock (4)           0.14%    0.23%    0.13%    0.15%    0.24%(3)
Ratio of net investment income to
    Ratio of net investment income to average net
        assets applicable to com   1.68%    1.64%    2.64%    2.45%    8.05%(3)
    Portfolio turnover             5.37%   17.51%   16.27%    3.52%    1.00%
    Average commissions paid on
        equity securities
        transactions (5)          $0.0497  $0.0200      -        -        -
   Asset coverage per AMPS share,
        end of period                 -  $256,511       -  $221,603 $237,661
   AMPS shares outstanding            -    3,100        -    4,000    3,000
   Asset coverage for notes payable,
        end of period            598019%  674557%  794298%  751934%  604836%
   Notes payable, end of period $113,400 $117,900 $117,900 $117,900 $117,900

  (1) For the period March 4, 1993 (commencement of operations) to
      December 31, 1993.
  (2) Total investment return for the period; not annualized.
  (3) Annualized.
  (4) Ratios are calculated on the basis of income and expenses applicable to both the common and preferred stock relative to the average net assets of the common stockholder. Ratios do not reflect the effect of dividend payments to AMPS holders. Ratios from 1996 and years prior have been restated to exclude the effect of dividend payments.
  (5) For fiscal years beginning on or after September 1, 1995, a fund is required to disclose its average commission rate per share for trades on which commissions are charged.

See accompanying notes.

                           SELECT ASSET FUND, SERIES 2, INC.

                                Portfolio of Investments
                                   December 31, 1997


  No. of
   Shares                                    Market Value
COMMON STOCK

  BUILDING AND CONSTRUCTION                1.24%

                BUILDING MATERIALS
     3,300  CHAMPION INTL CORP                    149,531.25
    15,600  GEORGIA PACIFIC CORP                  947,700.00
   117,750  HOME DEPOT                          6,932,531.25
     9,200  OWENS CORNING                         313,950.00

                CONSTRUCTION EQUIPMENT
        17  MORRISON KNUDSEN CORP-WTS                  48.88

                PAINT AND FLAT GLASS
     6,200  PPG INDUS INC                         354,175.00
    25,600  SHERWIN WILLIAMS CO                   710,400.00

                INDUSTRIAL CHEMICALS
       800  ROHM & HAAS CO                         76,600.00

                MISCELLANEOUS
     5,000  FLUOR CORP                            186,875.00
     9,500  FOSTER WHEELER CORP                   257,093.75
     6,500  KAUFMAN & BROAD HOME CORP             145,843.75

   TOTAL BUILDING AND CONSTRUCTION            $10,074,748.88

  CHEMICALS AND DRUGS                     14.69%

                CHEMICALS
     4,200  AIR PRODS & CHEMS INC                 345,450.00
    15,300  AMGEN INC                             828,112.50
    32,900  BOSTON SCIENTIFIC CORP              1,509,287.50
    43,000  DOW CHEMICAL CO                     4,364,500.00
   154,500  DUPONT DENEMOURS & CO               9,279,656.25
     3,500  EASTMAN CHEMICAL CO                   208,468.75
    18,525  ENGLEHARD CORP                        321,871.88
     5,800  FMC CORP-NEW                          390,412.50
     8,700  GRACE W. R. & CO. (NEW)               699,806.25
    24,900  HERCULES INC                        1,246,556.25
    37,200  MONSANTO CO                         1,562,400.00
    19,800  MORTON INTERNATIONAL INC              680,625.00
    10,000  NALCO CHEM CO                         395,625.00
    26,100  PRAXIAIR INC                        1,174,500.00
    12,200  SIGMA-ALDRICH CORP                    484,950.00
    17,300  UNION CARBIDE CORP                    742,818.75

                DRUGS
    38,900  ABBOT LABS                          2,550,381.25
     4,800  ALZA CORP CL A                        152,700.00
    98,600  AMERICAN HOME PRODUCTS              7,542,900.00
   160,800  BRISTOL MYERS SQUIBB CO            15,215,700.00
    86,300  JOHNSON & JOHNSON                   5,685,012.50
   174,900  LILLY ELI & CO                     12,177,412.50
   194,400  MERCK & CO., INC                   20,655,000.00
   216,700  PFIZER INC                         16,157,693.75
   102,090  PHARMACIA & UPJOHN INC              3,739,046.25
    22,400  SCHERING PLOUGH                     1,391,600.00
    19,600  WALGREEN CO                           614,950.00

                COSMETICS
     3,500  ALBERTO CULVER CO CL B                112,218.75
    21,200  AVON PRODUCTS INC                   1,301,150.00
     2,600  INTL FLAVORS & FRAGRANCES             133,900.00

                HEALTH PRODUCTS/CARE
     2,200  ALLERGAN INC                           73,837.50
    13,300  BARD CR INC                           416,456.25
     2,200  BAUSCH & LOMB                          87,175.00
    42,100  BAXTER INTL INC.                    2,123,418.75
    18,600  BECTON DICKINSON & CO                 930,000.00
    45,505  COLUMBIA/HCA HEALTHCARE             1,348,085.63
    15,400  GUIDANT CORP                          958,650.00
    37,700  TENET HEALTHCARE CORP               1,248,812.50
    11,100  U S SURGICAL                          325,368.75
    10,700  UTD HEALTHCARE CORP                   531,656.25

         TOTAL CHEMICALS AND DRUGS           $119,708,166.26

  CONSUMER PRODUCTS                       10.63%

                CONFECTIONS AND BEVERAGES
    89,500  ANHEUSER-BUSCH COS                  3,938,000.00
    11,300  BROWN FORMAN INC CL B                 624,325.00
    80,000  COCA COLA CO                        5,330,000.00
     5,400  NEWELL CO.                            229,500.00
    79,900  PEPSICO INC                         2,911,356.25

                CONTAINERS
    17,900  AVERY DENNISON CORP                   801,025.00
     6,700  BALL CORP                             236,593.75
    26,400  CROWN CORK & SEAL INC               1,323,300.00
    23,900  STONE CONTAINER                       249,456.25
    10,600  TEMPLE INLAND INC                     554,512.50

                PACKAGED FOOD
    20,191  ARCHER DANIELS MIDLAND CO             437,892.31
    23,200  CAMPBELL SOUP CO                    1,348,500.00
    13,400  CONAGRA                               439,687.50
     5,900  COORS ADOLPH CO CL B                  196,175.00
    20,700  CPC INTL INC                        2,230,425.00
     3,700  GENERAL MILLS INC                     265,012.50
    20,650  HEINZ H J CO                        1,049,278.13
    17,900  HERSHEY FOODS CORP                  1,108,681.25
    21,600  KELLOGG CO                          1,071,900.00
     8,500  QUAKER OATS CO                        448,375.00
    18,900  RALSTON-PURINA GROUP                1,756,518.75
    50,200  SARA LEE CORP                       2,826,887.50
    24,800  SYSCO CORP                          1,129,950.00
     2,300  WRIGLEY WM JR CO                      182,993.75

                PAPER
    14,900  AMERICAN GREETINGS CL A               582,962.50
    10,600  BEMIS CO                              467,062.50
    12,500  BOISE CASCADE CORP                    378,125.00
     2,100  FORT JAMES CORPORATION                 80,325.00
    41,936  INTERNATIONAL PAPER CO              1,808,490.00
    84,168  KIMBERLY CLARK CORP                 4,150,534.50
     2,800  MEAD CORP                              78,400.00
     4,900  POTLATCH CORP                         210,700.00
    16,900  UNION CAMP CORP                       907,318.75
    44,900  WILLIAMETTE INDUSTRIAL              1,445,218.75

                PRINTING AND PUBLISHING
     8,300  JOSTENS INC                           191,418.75
     3,600  KNIGHT-RIDDER INC                     187,200.00
     5,900  MCGRAW-HILL COMPANIES INC             436,600.00
     1,400  MEREDITH CORP                          49,962.50
     3,200  NEW YORK TIMES CO CL A                211,600.00
    87,700  TIME WARNER INC                     5,437,400.00
     4,100  TRIBUNE CO                            255,225.00
    16,550  WESTVACO CORP                         520,290.63

                RECREATIONAL EQUIPMENT
    14,200  BRUNSWICK CORP                        430,437.50
    31,100  HARRAH'S ENTERTAINMENT                587,012.50
    25,400  HASBRO INC                            800,100.00
    35,481  MATTEL INC                          1,321,667.25

                SOAPS
    19,400  CLOROX CO                           1,533,812.50

                OTHER CONSUMER PRODUCTS
    16,600  COLGATE PALMOLIVE CO                1,220,100.00
    33,000  FORTUNE BRANDS INC                  1,223,062.50
    81,800  GILLETTE CO                         8,215,787.50
    76,800  PROCTER & GAMBLE CO                 6,129,600.00
    45,000  RUBBERMAID INC                      1,125,000.00
     2,700  SPRINGS INDUS INC                     140,400.00
     4,400  TUPPERWARE CORPORATION                122,650.00
    44,000  UST INC                             1,625,250.00
    18,500  WHITMAN CORP                          482,156.25

                PHOTOGRAPHY
    15,600  EASTMAN KODAK CO                      948,675.00
     8,400  POLAROID CORP                         408,975.00

                HOUSEHOLD FURN/APPLIANCES
     6,700  ARMSTRONG WORLD IND                   500,825.00
    14,600  MAYTAG CO                             544,762.50

                RETAIL
    82,500  FEDERATED DEPT STORES NEW           3,552,656.25

                APPAREL
     4,000  LIMITED INC                           102,000.00
    17,100  NIKE INC CL B                         671,175.00
    23,400  V F CORP                            1,074,937.50

                BROADCASTING
    50,053  DISNEY WALT CO                      4,958,375.31
     5,700  KING WORLD INC                        329,175.00

                MISCELLANEOUS
    25,200  PALL CORP                             521,325.00

           TOTAL CONSUMER PRODUCTS            $86,659,096.88

  DURABLE GOODS                           24.22%

                AEROSPACE-AIRCRAFT
    86,044  BOEING CO                           4,210,778.25
    10,500  GENERAL DYNAMICS CORP                 907,593.75
    37,461  LOCKHEED MARTIN CORP                3,689,908.50
    11,900  NORTHROP GRUMMAN CORP               1,368,500.00
     3,000  TEXTRON INC                           187,500.00
    10,800  UNITED TECHNOLOGIES CORP              786,375.00

                AGRICULTURAL MACHINERY
    56,800  CATERPILLAR INC                     2,758,350.00
    16,200  DEERE & CO                            944,662.50

                AUTOMOBILE AND PARTS
    13,500  AUTOZONE INC                          391,500.00
    41,900  CHRYSLER CORP                       1,474,356.25
     5,500  CUMMINS ENGINE INC                    324,843.75
    15,800  DANA CORP                             750,500.00
    11,700  EATON CORP                          1,044,225.00
     1,600  ECHLIN INC                             57,900.00
   219,800  FORD MTR CO                        10,701,512.50
   122,500  GENERAL MTRS CORP                   7,426,562.50
    32,450  GENUINE PARTS CO                    1,101,271.88
     3,733  MERITOR AUTOMOTIVE INC                 78,626.31
     1,900  NAVISTAR INTL CORP (NEW)               47,143.75
    27,800  TENNECO INC (NEW)                   1,098,100.00
     6,600  TRW INC                               352,275.00

                ELECTRICAL
    12,128  AMP INC                               509,376.00
    19,800  EMERSON ELEC CO                     1,117,462.50
    11,400  HONEYWELL INC                         780,900.00
    17,200  RAYCHEM CORP                          740,675.00

                ELECTRONICS
    15,200  ADVANCED MICRO-DEVICES                272,650.00
    47,100  APPLIED MATLS INC                   1,418,887.50
     5,250  CISCO SYS INC                         292,687.50
   549,400  GENERAL ELECTRIC CO                40,312,225.00
     7,000  GENERAL SIGNAL CORP                   295,312.50
   111,300  HEWLETT PACKARD CO                  6,956,250.00
    70,400  INTEL CORP                          4,945,600.00
    52,700  LSI LOGIC CORP                      1,040,825.00
    43,600  MICRON TECH                         1,133,600.00
    12,700  NATIONAL SEMICONDUCTOR                329,406.25
     2,600  NATIONAL SVC INDS                     128,862.50
   174,475  ORACLE CORPORATION                  3,892,973.44
     6,500  PERKIN ELMER CORP                     461,906.25
     7,812  RAYTHEON CO CL A                      385,220.62
     5,700  RAYTHEON CO CL B                      287,850.00
    14,900  SEAGATE TECHNOLOGY INC                286,825.00
     4,950  TEKTRONIX INC                         196,453.13
    41,600  TEXAS INSTRUMENTS                   1,872,000.00
     8,000  THOMAS & BETTS CORP                   378,000.00

                INDUSTRIAL MACHINERY
     1,100  AEROQUIP-VICKERS INC                   53,968.75
     3,800  BRIGGS & STRATTON CORP                184,537.50
    24,500  CASE CORPORATION                    1,480,718.75
     7,300  CINCINNATI MILACRON INC               189,343.75
     3,200  COOPER INDUS INC                      156,800.00
    36,600  DOVER CORP                          1,322,175.00
     3,500  HARNISCHFEGER INDUS INC               123,593.75
    10,350  INGERSOLL RAND CO                     419,175.00
     1,300  NACCO INDUS INC CL A                  139,343.75
    11,200  ROCKWELL INTL CORP W/I                585,200.00

                OFFICE EQUIPMENT AND SUPPLIES
     3,100  DELUXE CORP                           106,950.00
     7,300  HARLAND JOHN H CO                     153,300.00
     6,800  IKON OFFICE SOLUTIONS                 191,250.00
     3,500  PITNEY BOWES INC                      314,781.25
    44,400  XEROX CORP.                         3,277,275.00

                RUBBER
     7,900  GOODRICH B F CO                       327,356.25
    10,000  GOODYEAR TIRE & RUBBER                636,250.00

                OTHER DURABLE GOODS
    45,200  CORNING INCORPORATED                1,678,050.00
     5,700  CRANE CO                              247,237.50
    38,600  ILLINOIS TOOL WORKS                 2,320,825.00
     2,700  MILLIPORE CORP                         91,631.25
    59,000  MINNESOTA MNG & MFR                 4,841,687.50
     1,600  STANLEY WORKS                          75,500.00

                COMPUTERS AND SOFTWARE
     4,900  APPLE COMPUTER INC                     64,312.50
    80,500  BAY NETWORKS INC                    2,057,781.25
     2,000  CABLETRON SYSTEMS INC                  30,000.00
    18,400  CERIDIAN CORP                         842,950.00
    59,007  COMPAQ COMPUTER CORP                3,330,207.56
    81,037  COMPUTER ASSOC INTL INC             4,284,831.38
     2,600  DATA GENL CORP                         45,337.50
    43,000  DELL COMPUTER CORP                  3,612,000.00
    14,200  DIGITAL EQUIP CORP                    525,400.00
   100,000  IBM CORP                           10,456,250.00
   156,800  MICROSOFT CORP                     20,266,400.00
    29,500  NEXTLEVEL SYSTEMS INC                 527,312.50
     3,900  NOVELL INC                             29,250.00
    28,500  SILICON GRAPHICS                      354,468.75
    43,600  SUN MICROSYSTEMS                    1,738,550.00
    24,000  UNISYS CORP                           333,000.00

                HOUSEHOLD FURN/APPLIANCES
    12,500  WHIRLPOOL CORP                        687,500.00

                TELECOMMUNICATIONS
    78,400  AIRTOUCH COMMUNICATIONS             3,258,500.00
     4,162  ANDREW CORP                            99,888.00
    18,700  DSC COMMUNICATIONS                    448,800.00
   104,344  LUCENT TECHNOLOGIES INC             8,334,477.00
   160,500  WORLDCOM INC                        4,855,125.00

                MISCELLANEOUS
    31,500  ALLIED-SIGNAL INC                   1,226,531.25
     5,900  BLACK & DECKER CORP                   230,468.75
     9,800  ITT INDUSTRIES INC                    307,475.00
    11,900  JOHNSON CTLS INC                      568,225.00
    12,275  PARKER HANNIFIN CORP                  563,115.63
    10,650  SNAP ON TOOLS CORP                    464,606.25
    27,200  THERMO ELECTRON CORP                1,210,400.00

               TOTAL DURABLE GOODS           $197,408,546.45

  FINANCIAL                               16.29%

                BANKS
    30,569  BANC ONE CORP                       1,660,278.81
    46,800  BANK NEW YORK INC                   2,705,625.00
    46,400  BANKAMERICA CORP                    3,387,200.00
    17,700  BANKBOSTON CORPORATION              1,662,693.75
     2,100  BANKERS TR NY CORP                    236,118.75
    26,700  BARNETT BANKS INC                   1,919,062.50
    39,012  CHASE MANHATTAN CORP NEW            4,271,814.00
    41,700  CITICORP                            5,272,443.75
    32,314  CORESTATES FINL CORP                2,587,139.63
    54,650  FIFTH THIRD BANCORP COM             4,467,637.50
    24,732  FIRST CHICAGO NBD CORP              2,065,122.00
    89,110  FIRST UNION CORP                    4,566,887.50
    25,514  FLEET FINANCIAL GROUP INC           1,911,955.38
    50,030  MBNA CORP                           1,366,444.38
    24,900  MELLON BANK CORP                    1,509,562.50
    42,400  NATIONAL CITY CORP                  2,787,800.00
   121,416  NATIONSBANK CORP                    7,383,610.50
   116,000  NORWEST CORP                        4,480,500.00
    31,000  PNC FINANCIAL                       1,768,937.50
    36,800  SUNTRUST BANKS INC                  2,626,600.00
    84,394  U.S. BANCORP                        9,446,853.38
     3,900  WACHOVIA CORP                         316,387.50
     8,833  WELLS FARGO & CO                    2,998,251.44

                FINANCE COMPANIES
    12,500  AMERICAN EXPRESS CO                 1,115,625.00
     8,100  BENEFICIAL CORP                       673,312.50
    38,200  FED HOME LN MTG CORP                1,602,012.50
    53,200  GREEN TREE FINANCIAL                1,393,175.00
    16,000  HOUSEHOLD INTL CORP                 2,041,000.00

                HOLDING COMPANY
     3,100  EASTERN ENTERPRISES                   139,500.00
   109,770  MS, DW, DISCOVER & CO               6,490,151.25

                FIRE AND CASUALTY INSURANCE
     7,600  CHUBB CORP                            574,750.00
       600  GENERAL RE CORP                       127,200.00
     2,600  SAFECO CORP                           126,750.00

                INSURANCE
    21,000  AETNA INC                           1,481,812.50
    24,854  ALLSTATE CORPORATION                2,258,607.25
   117,025  AMERICAN INTL GROUP                12,726,468.75
    54,800  AON CORP                            3,212,650.00
     3,800  CIGNA CORP                            657,637.50
     5,900  CINCINNATI FINANCIAL CORP             830,425.00
    18,900  CONSECO INC                           858,768.75
     9,700  HARTFORD FINANCIAL SVCS               907,556.25
    12,000  MBIA INC                              801,750.00
     2,300  ST PAUL COS INC                       188,743.75
       600  TRANSAMERICA CORP                      63,900.00
   128,291  TRAVELERS GROUP INC                 6,911,677.63
     8,800  UNUM CORP.                            478,500.00
     6,200  USF & G CORP                          136,787.50

                LIFE INSURANCE
    42,787  AMERICAN GENERAL CORP               2,313,172.19
    13,100  JEFFERSON PILOT CORP                1,020,162.50
    19,000  LINCOLN NATL CORP IND               1,484,375.00

                REAL ESTATE
   152,100  FEDERAL NATL MTGE ASSN              8,679,206.25

                SAVINGS & LOANS
     4,400  AHMANSON H F & CO                     294,525.00
     6,700  GOLDEN WEST FINL CORP                 655,343.75

                BROKERAGE
    14,000  MERRILL LYNCH & CO                  1,021,125.00

                MISCELLANEOUS
     1,370  WASHINGTON MUTUAL                      87,423.13

                   TOTAL FINANCIAL           $132,753,019.72

  METALS AND MINING                        0.73%

                ALUMINUM
     9,800  ALUMINUM CO AMER                      689,675.00
    10,100  REYNOLDS METALS CO                    606,000.00

                MINING
    39,000  HOMESTAKE MNG CO                      346,125.00

                STEEL
    21,767  ALLEGHENY TELEDYNE                    563,221.13
    25,300  ARMCO, INC.                           124,918.75
     6,300  BETHLEHEM STEEL CORP                   54,337.50
    10,400  INLAND STEEL INDUS INC                178,100.00
    24,600  NUCOR CORP                          1,188,487.50
     7,700  TIMKEN CO                             264,687.50
     5,700  USX-US STEEL GROUP                    178,125.00
     2,500  WORTHINGTON INDS INC                   41,250.00

                OTHER METALS
     9,600  ASARCO INC                            215,400.00
    22,587  NEWMONT MNG CORP                      663,493.13
     9,900  PHELPS DODGE CORP                     616,275.00

                MINERALS
    13,450  CYPRUS AMAX MINERALS CO               206,793.75

           TOTAL METALS AND MINING             $5,936,889.26

  COLLECTIBLES & PRECIOUS MATERIALS        0.13%

                GOLD-DIAMOND-GEMS
    69,600  FREEPORT-MCMORAN COPPER-B           1,096,200.00

TOTAL COLLECTIBLES & PRECIOUS MATERIALS        $1,096,200.00

  OIL-ENERGY                               7.12%

                OIL & GAS PRODUCERS
     5,400  AMERADA HESS CORP                     296,325.00
    75,900  AMOCO CORP                          6,460,987.50
    15,500  COASTAL CORP                          960,031.25
     3,500  HELMERICH & PAYNE INC.                237,562.50
    46,100  OCCIDENTAL PETROLEUM                1,351,306.25
    10,500  ROWAN COS INC                         320,250.00
    30,787  UNION PACIFIC RESOURCES               746,584.75
     9,700  USX-MARTHON GROUP COM NEW             327,375.00

                NATURAL RESOURCES
     8,400  DRESSER INDUS INC                     352,275.00
     6,400  KERR MCGEE CORP                       405,200.00
       500  ONEOK INC                              20,187.50
    17,900  WILLIAMS COS INC-DEL                  507,912.50

                OIL EQUIPMENT, WELLS & SVCS
     9,000  ASHLAND, INC                          483,187.50
    35,900  HALLIBURTON CO                      1,864,556.25
     7,400  WESTERN ATLAS INC                     547,600.00

                OIL - DOMESTIC
     9,912  BURLINGTON RESOURCES INC              444,181.50
     2,000  PENNZOIL CO                           133,625.00
    47,400  PHILLIPS PETE CO                    2,304,825.00
    10,600  UNOCAL CORP                           411,412.50

                OIL - INTERNATIONAL
    24,100  CHEVRON CORP                        1,855,700.00
   385,000  EXXON CORP.                        23,557,187.50
   123,300  MOBIL CORP                          8,900,718.75
    11,300  ORYX ENERGY COMPANY                   288,150.00
    12,500  SUN CO INC                            525,781.25
    84,500  TEXACO INC                          4,594,687.50

                MISCELLANEOUS
     3,300  FIRSTENERGY CORP                       95,700.00

                  TOTAL OIL-ENERGY            $57,993,310.00

  RETAIL                                   5.47%

                DEPARTMENT STORES
     3,200  CVS CORP                              205,000.00
    44,400  DAYTON HUDSON CORP                  2,997,000.00
    23,700  DILLARDS INCORPORATED                 835,425.00
    12,600  HARCOURT GENERAL INC                  689,850.00
   111,200  K MART                              1,285,750.00
       800  MERCANTILE STORES                      48,700.00
    42,400  PENNEY JC INC                       2,557,250.00
    24,000  SEARS ROEBUCK & CO                  1,086,000.00
   565,100  WAL MART STORES INC                22,286,131.25
     3,600  WINN-DIXIE STORES INC                 157,275.00
    35,700  WOOLWORTH CORP                        727,387.50

                GROCERY
     9,500  ALBERTSON'S INC                       450,062.50
     8,800  AMERICAN STORES CO                    180,950.00
    10,900  GIANT FOOD INC                        367,193.75
     5,100  GREAT ATLANTIC & PAC TEA              151,406.25
    51,400  KROGER CO                           1,898,587.50

                OTHER RETAIL
    15,767  COSTCO COMPANIES INC                  703,602.38
     6,700  LONGS DRUG STORES CORP                215,237.50
    37,500  LOWES COS INC                       1,788,281.25
    18,800  PEP BOYS-MAN, MO, JACK                448,850.00
     1,600  RITE AID CORP                          93,900.00
     1,000  TANDY CORP                             38,562.50

                SPORTING GOODS
       400  REEBOK INTL LTD                        11,525.00
     6,200  RUSSELL CORP                          164,687.50

                APPAREL
    18,400  CHARMING SHOPPES INC                   86,250.00
    83,100  GAP INC                             2,944,856.25
    14,000  NORDSTROM INC                         845,250.00

                MISCELLANEOUS
    29,800  TYCO INTERNATIONAL LTD              1,342,862.50

                      TOTAL RETAIL            $44,607,833.63

  UTILITIES                                8.83%

                ELECTRIC
    11,300  AMERICAN ELEC PWR INC                 583,362.50
    24,800  BALTIMORE GAS & ELEC                  844,750.00
     1,000  CENTRAL & SOUTH WEST CORP              27,062.50
    25,021  CINERGY CORP                          958,617.06
     5,300  DOMINION RES INC-VA                   225,581.25
    54,109  DUKE POWER CO                       2,996,285.88
    51,100  EDISON INTERNATIONAL                1,389,281.25
    28,700  FPL GROUP INC                       1,698,681.25
    21,300  GPU INC                               897,262.50
    15,945  HOUSTON INDS INC                      425,532.19
     3,100  NIAGARA MOHAWK PWR                     32,550.00
     4,400  NORTHERN STS PWR CO                   256,300.00
    51,200  PACIFICORP                          1,398,400.00
    13,800  PECO ENERGY                           334,650.00
    91,800  PG&E CORP                           2,794,162.50
    65,900  PP&L RESOURCES INC                  1,577,481.25
    84,567  SBC COMMUNICATIONS INC              6,194,532.75
    39,700  SOUTHERN CO                         1,027,237.50
     5,700  UNICOM CORP                           175,275.00

                GAS
     3,400  COLUMBIA GAS SYS INC                  267,112.50
    37,500  ENRON CORP                          1,558,593.75
     1,400  NICOR INC                              59,062.50
    12,700  PACIFIC ENTERPRISES                   477,837.50
       700  PEOPLES ENERGY CORP                    27,562.50
    13,900  SONAT INC                             635,925.00
    50,690  TEXAS UTILITIES CO                  2,106,803.13

                TELEPHONE
   298,800  A T & T                            18,301,500.00
    38,100  ALLTEL CORP                         1,564,481.25
    15,500  BELL ATLANTIC CORP                  1,410,500.00
    60,400  BELLSOUTH CORP                      3,401,275.00
    29,200  FRONTIER CORP                         702,625.00
   168,800  GTE CORP                            8,819,800.00
    74,000  SPRINT CORP                         4,338,250.00
    36,900  U S WEST MEDIA GROUP                1,065,487.50

                WASTE DESPOSAL
    11,100  BROWNING FERRIS IND                   410,700.00
   108,000  WASTE MANAGEMENT INC                2,970,000.00

                   TOTAL UTILITIES            $71,954,521.01

  MISCELLANEOUS                            9.31%

                BROADCAST/COMMUNICATIONS
    90,000  CBS CORP                            2,649,375.00
    27,400  COMCAST CORP CL A SPL                 864,812.50
     6,600  GANNETT CO., INC                      407,962.50
    18,600  MCI COMMUNICATIONS                    796,312.50
    24,100  MOTOROLA INC                        1,375,206.25
    58,930  TELE COMM. INC CL A                 1,646,356.88
    82,400  VIACOM INC CL B NON VTG             3,414,450.00

                BUSINESS SERVICES
    15,200  AUTODESK INC                          562,400.00
    17,400  AUTOMATIC DATA PROC                 1,067,925.00
    26,600  BLOCK H&R INC                       1,192,012.50
    17,419  CENDANT CORP                          598,764.38
     2,700  COMPUTER SCIENCES CORP                225,450.00
    35,300  DONNELLEY RR & SONS                 1,314,925.00
    19,600  DOW JONES & CO                      1,052,275.00
   137,400  E M C CORP                          3,769,912.50
     2,600  ECOLAB INC                            144,137.50
    83,100  FIRST DATA CORP                     2,430,675.00
     8,500  GRAINGER W W INC                      826,093.75
    19,650  INTERPUBLIC GROUP COS                 978,815.63
    17,200  OMNICOM GROUP INC                     728,850.00
    10,600  SAFETY KLEEN CORP                     290,837.50
    18,900  SCIENTIFIC-ATLANTA                    316,575.00
    38,200  SERVICE CORP INTL                   1,411,012.50
    60,100  THREE COM CORP                      2,099,743.75

                FOOD SERVICE
     3,600  DARDEN RESTAURANTS INC                 45,000.00
    25,600  MCDONALDS CORP                      1,222,400.00
   406,500  PHILLIP MORRIS CO INC              18,419,531.25
     7,990  TRICON GLOBAL RESTAURANTS             232,209.38
    27,300  WENDYS INTL INC                       656,906.25

                HOTEL & MOTEL
    34,900  HILTON HOTELS CORP                  1,038,275.00
     9,200  ITT CORP NEW                          762,450.00
    16,600  MARRIOTT INTL CORP                  1,149,550.00

                HOUSING
     3,800  PULTE CORP                            158,887.50

                MED SERV & SUPPLIES
     6,300  BIOMET INC                            161,437.50
    32,000  HEALTHSOUTH CORPORATION               888,000.00
    65,900  HUMANA INC                          1,367,425.00
    10,500  MANOR CARE INC                        367,500.00
    26,600  MEDTRONIC INC                       1,391,512.50
     3,800  SHARED MEDICAL SYS CORP               250,800.00
    16,450  ST. JUDE MED INC.                     501,725.00

                REAL ESTATE
     5,400  CENTEX CORP                           339,862.50

                TRANSPORTATION
    11,600  AMR CORP                            1,490,600.00
    22,754  BURLINGTON NRTHN SANTA FE           2,114,699.88
       800  CALIBER SYSTEMS INC                    38,950.00
     7,300  CSX CORP                              394,200.00
    13,900  DELTA AIR LINES INC                 1,654,100.00
    19,800  FEDERAL EXPRESS CORP                1,209,037.50
     3,800  FLEETWOOD ENTERPRISES                 161,262.50
    64,700  NORFOLK SOUTHERN CORP               1,993,568.75
     4,490  PACCAR INC                            235,725.00
    12,400  RYDER SYSTEMS INC                     406,100.00
     8,700  SOUTHWEST AIRLINES CO                 214,237.50
     2,000  U S AIR GROUP                         125,000.00
    19,900  UNION PACIFIC CORP                  1,242,506.25

                MISCELLANEOUS
     4,200  MALLINCKRODT (NEW)                    159,600.00
    16,600  WARNER-LAMBERT                      2,058,400.00

                TELECOMMUNICATIONS
    31,700  AMERITECH CORP NEW                  2,551,850.00
    14,700  HARRIS CORP-DEL                       674,362.50

               TOTAL MISCELLANEOUS            $75,842,552.40

  UTILITIES                                0.04%

                ELECTRIC
     8,700  DTE ENERGY COMPANY                    301,781.25

                   TOTAL UTILITIES               $301,781.25

                                 TOTAL COMMON STOCK         $804,336,665.74

OTHER

                                           1.30%

                CASH EQUIVALENTS
10,571,876  AIM SHORT TERM INV SER 2           10,571,875.50

                             TOTAL            $10,571,875.50

                                        TOTAL OTHER          $10,571,875.50


             TOTAL INVESTMENTS -         100.00%            $814,908,541.24
             (cost $409,576,706)

             See accompanying notes